Exhibit 99.5

May 31, 2010

renate.allen@blakes.com

kelly.castledine@algonquinpower.com

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

Dear Sirs:

Re:	Algonquin Power & Utilities Corp.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 31, 2010:

☒	Proxy

☒	Notice of Meeting/Information Circular

☒	Request for Financial Statements Form

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

Vijaya Somasundharem
Associate Manager, Trust Central Services